CJ ams



17016820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC Mail Processing Section

MAR 01 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T-REX Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

214 West 29th Street, 17th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene F. Wilson 623-533-4407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates. CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Benjamin Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T-REX Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JEREMY TOMONO
Notary Public State of Nevada
No. 15-2064-1
My appt. exp. May 11, 2019

Signature

CEO and Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T-REX Securities, LLC

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2016

T-REX Securities LLC
Index
December 31, 2016

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

T-Rex Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of T-Rex Securities, LLC as of December 31, 2016, and the related statements of income (loss), changes in member's equity, and cash flows, for the year then ended. These financial statements are the responsibility of T-Rex Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles use and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T-Rex Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of T-Rex Securities, LLC's financial statements. The supplemental information is the responsibility of T-Rex Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 22, 2017

T-REX Securities, LLC
Statement of Financial Condition
December 31, 2016
Amounts in US Dollars

ASSETS		
Cash and cash equivalents	$	67,592
FINRA Account		281
Prepaid expenses		781
TOTAL ASSETS	**$**	**68,654**
LIABILITIES & EQUITY		
Liabilities		
Accounts Payable and accrued expenses	$	14,119
Payable to Related Party		7,505
Total Liabilities		**21,624**
Total Equity		47,030
TOTAL LIABILITIES & EQUITY	**$**	**68,654**

The accompanying notes are an integral part of these financial statements.

T-REX Securities, LLC
Statement of Income (Loss)
Year Ended December 31, 2016
Amounts in US Dollars

Compensation	$	20,589
Professional fees		39,000
General and administrative expenses		20,498
Total Expense		80,087
Net loss	$	(80,087)

The accompanying notes are an integral part of these financial statements.

T-REX Securities, LLC
Statement of Changes in Member's Equity
As of December 31, 2016
Amounts in US Dollars

Member's equity at December 31, 2015	$ 17,117
Capital contribution	110,000
Net loss	(80,087)
Member's equity at December 31, 2016	$ 47,030

The accompanying notes are an integral part of these financial statements.

T-REX Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2016
Amounts in US Dollars

Operating activities:	
Net loss	$ (80,087)
Adjustments to reconcile net loss to cash used for operating activities:	
Decrease in FINRA account	232
Increase in prepaid expenses	(781)
Decrease in accounts payable and accrued expenses	(917)
Increase in payable to related party	1,717
Net cash used for operating activities	(79,836)
Financing activities:	
Proceeds from capital contribution	110,000
Net cash provided by financing activities	110,000
Increase in cash and cash equivalents	30,164
Cash, beginning of period	37,428
Cash, end of year	$ 67,592

The accompanying notes are an integral part of these financial statements.

T-REX Securities LLC
Notes to Financial Statements
December 31, 2016
Amounts in US Dollars

1. **Organization**

T-REX Securities, LLC (the "Company") was formed as a Limited Liability Company in Delaware on December 4, 2014. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company offers structured finance solutions for renewable energy asset owners looking for increased liquidity, leverage or refinance.

The Company is wholly owned by T-REX Group, Inc. ("TRG"), a Delaware corporation.

The Company is exempt from Section 15c3-3(k)(2)(ii) of the Customer Protection Rule. In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

2. **Use of Estimates**

Pursuant to the Expense Sharing Agreement between the Company and TRG, Management estimates that shared employees act in the capacity of a Company employee for approximately 8 hours per month, or 5% of total salaried hours of those employees. Therefore, 5% of salary expenses for those employees are allocated to the Company.

3. **Significant Accounting Policies**

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Income Taxes

The Company is wholly owned by its sole member, TRG and is considered a disregarded entity for income tax purposes. Accordingly, the Company's operations are combined with that of its owner's income tax filings. Any change as a result of an examination by the IRS or the State of Delaware would not have an impact at the entity level.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, FINRA account, prepaid expenses, accounts payable and accrued expenses and payable to TRG, Inc. are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

4. Related-Party Transactions

The wholly-owned Company entered into an expense sharing administrative services agreement with TRG from which it receives the benefit of certain facilities and services paid for by TRG. The Company is allocated overhead expenses including rent, telephone, office supplies, utilities and computer expense based on the percentage of space utilized by the Company.

Compensation allocated to the Company from TRG based on the percentage of time a shared employee spends working in the capacity of a Company employee. As explained in Note 2, Management estimates approximately 8 hours per month, or 5% of total time, is spent acting in this capacity. As such, 5% of their salary expenses are allocated to the Company. During the period the Company paid $33,218 to TRG as reimbursement for expenses pursuant to the Expense Sharing Agreement. As of December 31, 2016, the Company has a liability of $7,505 due to TRG for expenses paid for by TRG on behalf of the Company. Subsequent to the balance sheet date, on February 14, 2017, $7,505 was paid to TRG.

Amounts in US Dollars

5. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2016, the Company had a net capital of $45,968 which was $40,968 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .47 to 1.

6. Subsequent Events

Subsequent events have been evaluated as of February 22, 2017 and no events have been identified which require disclosure.

Supplemental Schedules

T-REX Securities, LLC
Schedule I
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2016
Amounts in US Dollars

Total Member's Equity	$ 47,030
Nonallowable assets	
Other assets	1,062
Total nonallowable assets	1,062
NET CAPITAL	$ 45,968
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	
Accrued liabilities	$ 21,624
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 40,968
Ratio of aggregate indebtedness to net capital	0.47

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X 17A-5 as of December 31, 2016

T-REX Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2016

T-REX Securities, LLC operates pursuant to the paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

T-Rex Securities, LLC
New York, NY

We have reviewed management's statements, included in the accompanying exemption report, in which T-Rex Securities, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which T-Rex Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(ii) and T-Rex Securities, LLC stated that T-Rex Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. T-Rex Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T-Rex Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 22, 2017

DocuSign Envelope ID: 57E36B5E-E06E-4C7F-A721-FCBB1922B490

T-REX Securities, LLC
214 W 29th St, 17th Floor
New York, New York 10001
United States

+1 212 256 1285
Benjamin.cohen@trexsecurities.com
trexgroup.com

T REX

February 22, 2017

Re: T-REX Securities, LLC Exemption Report

We as members of management of T-REX Securities, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii)(the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2016 to December 31, 2016 without exception.

Sincerely,


DocuSigned by:
Benjamin Cohen
216F511F93E845B...


DocuSigned by:
Charlene Wilson
221213491853408...

Benjamin Cohen, CEO

214 W 29th St, 17th Floor
New York, NY 10001
212-256-1286
benjamin.cohen@trexsecurities.com

Charlene Wilson, FinOp

214 W 29th St, 17th Floor
New York, NY 10001
212-256-1288
charlene.wilson@trexsecurities.com